EXHIBIT 99.1

TOP Ships Inc. Announces Exchange of Warrant

ATHENS, Greece, Jan. 11, 2019 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”) (NASDAQ:TOPS) announced today that it has entered into a Warrant Exchange and Exercise Agreement (the “Agreement”) for the outstanding warrant previously sold on October 26, 2018 with an original exercise price of $1.50 per common share of the Company, par value $0.01 per share (the “Warrant”).  Pursuant to the terms of the Agreement, the Company has exchanged the Warrant with its sole holder and the exercise price of the Warrant has been reduced to $1.02 per share and the holder has agreed to exercise 300,000 common shares of the Warrant today.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus.

About TOP Ships Inc.
TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org